SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 9, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Semiconductor Solutions Announces Signing of Definitive Agreements for Minority Equity Investment in Foundry Service Subsidiary to be Established by Taiwan Semiconductor Manufacturing Company

November 9, 2021
Sony Group Corporation

Sony Semiconductor Solutions Announces Signing of Definitive Agreements
for Minority Equity Investment in Foundry Service Subsidiary to be Established by Taiwan Semiconductor Manufacturing Company

November 9, 2021 – Sony Semiconductor Solutions Corporation (“SSS”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), and Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) today announced that they have entered into definitive agreements pursuant to which TSMC will establish a subsidiary in Japan to provide foundry service, and that SSS will be a minority shareholder in the new subsidiary.  In accordance with the definitive agreements, SSS will make an equity investment of approximately 0.5 billion U.S. dollars, which will represent less than 20% of the equity in the new company.  This transaction is subject to customary closing conditions.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2022.

TSMC to Build Specialty Technology Fab in Japan with Sony Semiconductor Solutions as Minority Shareholder

Tokyo, Japan, November 9, 2021 - TSMC (TWSE: 2330, NYSE: TSM) and Sony Semiconductor Solutions Corporation (“SSS”) today jointly announced that TSMC will establish a subsidiary, Japan Advanced Semiconductor Manufacturing, Inc. (“JASM”), in Kumamoto, Japan to provide foundry service with initial technology of 22/28-nanometer processes to address strong global market demand for specialty technologies, with SSS participating as a minority shareholder.

Construction of JASM’s fab in Japan is scheduled to begin in the 2022 calendar year with production targeted to begin by the end of 2024. The fab is expected to directly create about 1,500 high-tech professional jobs and to have a monthly production capacity of 45,000 12-inch wafers. The initial capital expenditure is estimated to be approximately US$7 billion with strong support from the Japanese government.

Under definitive agreements reached between TSMC and SSS, SSS plans to make an equity investment in JASM of approximately US$0.5 billion, which will represent a less than 20% equity stake in JASM. The closing of the transaction between TSMC and SSS is subject to customary closing conditions.

“The digital transformation of more and more aspects of human lives is creating incredible opportunities for our customers, and they rely on our specialty processes that bridge digital life and real life,” said Dr. CC Wei, Chief Executive Officer of TSMC. “We are pleased to have the support of a leading player and our long-time customer, Sony, to supply the market with an all-new fab in Japan, and also are excited at the opportunity to bring more Japanese talent into TSMC’s global family.”

“While the global semiconductor shortage is expected to be prolonged, we expect partnership with TSMC to contribute to securing a stable supply of logic wafers, not only for us but also for the overall industry. We believe that further strengthening and deepening our partnership with TSMC, which has the world’s leading semiconductor production technology, is extremely meaningful for the Sony Group,” said Terushi Shimizu, President and CEO of Sony Semiconductor Solutions Corporation.

TSMC’s Japan fab is the latest chapter in its long history of contribution to Japan’s semiconductor ecosystem since establishing its TSMC Japan subsidiary in 1997. More recently, TSMC set up the Japan Design Center in 2019 to serve its global customers and is now working with Japanese partners to expand the frontiers of advanced packaging technology with the 3DIC Research Center in Ibaraki Prefecture.

About Sony Semiconductor Solutions
Sony Semiconductor Solutions Corporation is a wholly owned subsidiary of Sony Group Corporation and the global leader in image sensors. Our semiconductor business also includes a variety of other parts including microdisplays, LSIs, and laser diodes. We strive to provide advanced imaging technologies that bring greater convenience and fun to people’s lives. In addition, we also work to develop and bring to market new kinds of sensing technologies with the aim of offering various solutions that will take the visual and recognition capabilities of both human and machines to greater heights. For more information, please visit https://www.sony-semicon.co.jp/e/.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information, please visit https://www.tsmc.com.

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